Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

The Charles Schwab Corporation to Acquire TD Ameritrade

Frequently Asked Questions

November 25, 2019

Q:	What was announced today?

A:	The Charles Schwab Corporation and the TD Ameritrade Holding Corporation have entered into a definitive agreement for Schwab to acquire TD Ameritrade in an all stock transaction valued at approximately $26 billion, which represents a 17% premium over the 30-day volume weighted average price exchange ratio as of November 20, 2019.

Q:	How does this fit into our strategy?

A:	This transaction is squarely in line with Schwab’s long-term strategy. It allows Schwab to continue to add scale on top of its organic growth, with the addition of approximately 12 million client accounts, $1.3 trillion in client assets and $5 billion in annual revenue. We expect this added scale to lead to lower operating expenses as a percentage of client assets (EOCA), which helps fund enhanced client experience capabilities, improve the company’s competitive position and further its financial success. This is our Virtuous Cycle at work.

Q:	What does this mean for clients?

A:	There is no immediate impact for clients of either firm. Until the transaction is complete, the two firms remain separate entities, and we will continue to operate our businesses as usual. Once the sale closes in 2020, we will begin combining the firms, focusing on decisions that will lead to enhancements for clients by identifying the best capabilities from both firms.

This transaction will allow Schwab to expand its “no trade-offs” approach to value by combining the best of the two firms’ innovative and client-centric products and services. These include leading trading and wealth management platforms, custody platforms and tools, investor education, award-winning service, retirement services, banking, asset management, and a unique satisfaction guarantee. This puts Schwab in a strong position to compete for new clients and deepen relationships with existing clients.

Q:	What happens next?

A:	We expect the transaction to close in the second half of 2020 with integration efforts to begin immediately thereafter.

Q:	Who will lead the integration efforts?

A:	Joe Martinetto, Chief Operating Officer of Charles Schwab, will oversee the integration initiative assisted by a team of experts from Schwab and TD Ameritrade. The integration is expected to take between 18 and 36 months.

Q:	Will jobs be eliminated as part of the integration?

Yes. Reductions in staff are a necessary part of achieving overall expense synergies. The majority of positions that will be eliminated will be determined based on overlapping and duplicative roles. Details on how these decisions will be reached will be shared at a later date, once the integration process has begun.

Q:	Where will the combined company be headquartered?

A:	As part of the integration process, the corporate headquarters of the combined companies will eventually relocate to Schwab’s new campus in Westlake, Texas. Both companies have a sizable presence in the Dallas-Fort Worth area. This will allow the firm to take advantage of the central location of Schwab’s new campus as the hub of a network of Schwab branches and operations centers that span the entire U.S., and beyond.

Q:	What does the headquarters move mean for the future of Schwab’s presence in San Francisco?

A:	Schwab was founded in San Francisco and has maintained a longstanding commitment to the Bay Area, which will continue. A small percentage of roles may move to Westlake over time, either through relocation or attrition. The vast majority of San Francisco-based roles, however, are not anticipated to be impacted by this decision. Schwab expects to continue hiring in San Francisco and retain a sizable corporate footprint in the city. Any additional real estate decisions will be made as part of the integration process, over time.

Q:	Does this affect the USAA acquisition?

A:	This transaction should have no effect on the USAA transaction as the integration of the USAA brokerage and wealth management business should be completed before the integration of TD Ameritrade begins.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab at investor.relations@schwab.com or TD Ameritrade at (800) 669-3900.

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on July 22, 2019, May 20, 2019, February 19, 2019 and November 25, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.